                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           _________________________

                                   FORM 11-K
                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           _________________________


(Mark One):

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
- - ----
EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 1993.

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
- - ----
EXCHANGE ACT OF 1934.
For the transition period from _______________ to _______________

Commission file number:  0-1502

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         AMERICAN GREETINGS RETIREMENT
                        PROFIT SHARING AND SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         AMERICAN GREETINGS CORPORATION
                               ONE AMERICAN ROAD
                             CLEVELAND, OHIO  44144
                           _________________________

                              REQUIRED INFORMATION

         The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan"):

         1. Audited statements of net assets available for benefits as of December 31, 1993 and 1992.

         2. Audited statements of changes in net assets available for benefits for the years ended December 31, 1993 and 1992.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  AMERICAN GREETINGS RETIREMENT
                                  PROFIT SHARING AND SAVINGS PLAN



June 29, 1994                     By: /s/ Harvey Levin
                                     -----------------------------------
                                     Name:   Harvey Levin
                                     Title:  Senior Vice-President

                                                Audited Financial Statements and
                                                Supplemental Schedules

                                                AMERICAN GREETINGS RETIREMENT
                                                PROFIT SHARING AND SAVINGS PLAN

                                                December 31, 1993

                         Report of Independent Auditors


Administrative Committee of the Retirement
 Profit Sharing and Savings Plan
American Greetings Corporation
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.


                                                          /s/ Ernst & Young
                                                          Ernst & Young

June 17, 1994

        American Greetings Retirement Profit Sharing and Savings Plan

                Statements of Net Assets Available for Benefits
                                                                                DECEMBER 31, 1993
                                           -----------------------------------------------------------------------------------------
                                                                   FIXED             COMPANY
                                               COMMON             INCOME              STOCK          PARTICIPANT
                                                FUND               FUND                FUND           LOAN FUND           TOTAL
                                           -----------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
Money market funds and repurchase
 agreements                                $    2,582,016    $   9,160,207    $   1,032,223                       $     12,774,446
U.S. Government and agency securities                          167,822,933                                             167,822,933
Corporate obligations                                            7,421,786                                               7,421,786
Common stocks                                  57,921,551                                                               57,921,551
Common stock of American Greetings
 Corporation
                                                                                 37,850,704                             37,850,704
Participant loans                                                                               $   68,166                  68,166
Other                                                               69,650                                                  69,650
                                           -----------------------------------------------------------------------------------------
TOTAL INVESTMENTS                              60,503,567      184,474,576       38,882,927         68,166             283,929,236

Deposits with insurance companies                               87,511,622                                              87,511,622
Receivables:
Employer's contribution                         4,728,220       14,430,040        2,879,620                             22,037,880
Participants' contributions                       287,518          656,306          170,950                              1,114,774
Accrued income                                     56,220        2,048,774            1,513                              2,106,507
Due from broker for securities sold               118,651       36,374,531                                              36,493,182
                                           -----------------------------------------------------                   -----------------
TOTAL RECEIVABLES                               5,190,609       53,509,651        3,052,083                             61,752,343

Cash                                              195,768                                                                  195,768
                                           -----------------------------------------------------------------------------------------
TOTAL ASSETS                                   65,889,944      325,495,849       41,935,010         68,166             433,388,969
LIABILITIES
Accrued expenses                                 (377,740)        (205,600)                                               (583,340)
Due to broker for securities purchased                         (63,447,969)                                            (63,447,969)
                                           -----------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS          $   65,512,204    $ 261,842,280    $  41,935,010     $   68,166        $    369,357,660
                                           =========================================================================================

                                    DECEMBER 31, 1992
- - ----------------------------------------------------------------------------------------------
                              FIXED             COMPANY
         COMMON              INCOME              STOCK         PARTICIPANT
          FUND                FUND                FUND             LOAN             TOTAL
- - ----------------------------------------------------------------------------------------------
    $  3,052,837     $     64,129,318    $       365,722                    $     67,547,877
                           92,260,794                                             92,260,794
                           10,434,366                                             10,434,366
      47,220,319                                                                  47,220,319
                                              14,654,672                          14,654,672
                                                            $   111,580              111,580
                                                                                           0
- - ----------------------------------------------------------------------------------------------
      50,273,156          166,824,478         15,020,394        111,580          232,229,608
                          104,262,699                                            104,262,699
       4,005,512           13,218,408          1,349,977                          18,573,897
         197,579              488,733             66,017                             752,329
          56,675            1,729,130                750                           1,786,555
                           12,995,938                                             12,995,938
- - -------------------------------------------------------------                 ----------------
       4,259,766           28,432,209          1,416,744                          34,108,719
                                                                                          0
- - ----------------------------------------------------------------------------------------------
      54,532,922           299,519,386         16,437,138        111,580         370,601,026
         (82,964)              (43,841)            (2,128)                          (128,933)
                           (54,666,875)                                          (54,666,875)
- - ----------------------------------------------------------------------------------------------

    $ 54,449,958     $     244,808,670    $    16,435,010    $   111,580     $   315,805,218
==============================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.

                   American Greetings Retirement Profit Sharing and Savings Plan

                      Statements of Changes in Net Assets Available for Benefits

                                                                          YEAR ENDED DECEMBER 31, 1993
                                              --------------------------------------------------------------------------------------
                                                                      FIXED             COMPANY
                                                  COMMON             INCOME              STOCK          PARTICIPANT
                                                   FUND               FUND                FUND           LOAN FUND        TOTAL
                                              --------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Net realized and unrealized appreciation of
  investments--Note C                            $   5,429,489    $      2,860,677    $   8,737,445                 $    17,027,611
Interest and dividend income                           682,144          16,201,325           15,732   $     4,405        16,903,606
Dividends from American Greetings
 Corporation common stock                                                                   388,927                         388,927
Contributions:
Participants                                         2,763,484           6,662,368        1,399,462                      10,825,314
Employer                                             4,728,220          14,430,040        2,879,620                      22,037,880
                                              --------------------------------------------------------------------------------------
TOTAL ADDITIONS                                     13,603,337          40,154,410       13,421,186         4,405        67,183,338

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants                          910,058          10,661,536          651,722        47,819        12,271,135
Administrative expenses                                410,345             933,197           16,219                       1,359,761
                                              --------------------------------------------------------------------------------------
TOTAL DEDUCTIONS                                     1,320,403          11,594,733          667,941        47,819        13,630,896
                                              --------------------------------------------------------------------------------------
NET INCREASE (DECREASE) PRIOR TO INTERFUND
  TRANSFERS                                         12,282,934          28,559,677       12,753,245       (43,414)       53,552,442

Interfund transfers--net                            (1,220,688)        (11,526,067)      12,746,755                               0
                                              --------------------------------------------------------------------------------------
NET INCREASE (DECREASE)                             11,062,246          17,033,610       25,500,000       (43,414)       53,552,442

Net assets available for benefits at beginning of
  year                                              54,449,958         244,808,670       16,435,010       111,580       315,805,218
                                              --------------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS AT
END OF YEAR                                      $  65,512,204    $    261,842,280    $  41,935,010   $   68,166    $   369,357,660
                                              ======================================================================================
                             YEAR ENDED DECEMBER 31, 1992
- - ---------------------------------------------------------------------------------------------
                       FIXED             COMPANY
   COMMON             INCOME              STOCK           PARTICIPANT
    FUND               FUND                FUND              LOAN                TOTAL
- - ---------------------------------------------------------------------------------------------

$     5,858,584     $     1,011,868     $    2,867,027                    $      9,737,479
        524,432          17,844,457             16,886    $      5,502          18,391,277

                                               212,148                             212,148

      1,444,030           6,083,032            637,072                           8,164,134
      5,273,576          11,904,773          1,395,547                          18,573,896
- - ---------------------------------------------------------------------------------------------
     13,100,622          36,844,130          5,128,680           5,502          55,078,934


        758,841           8,627,902            446,048          29,768           9,862,559
        271,458             467,523             10,230                             749,211
- - ---------------------------------------------------------------------------------------------
      1,030,299           9,095,425            456,278          29,768          10,611,770
- - ---------------------------------------------------------------------------------------------

     12,070,323          27,748,705          4,672,402         (24,266)         44,467,164

     23,201,517         (25,478,404)         2,276,887                                   0
- - ---------------------------------------------------------------------------------------------
     35,271,840           2,270,301          6,949,289         (24,266)         44,467,164


     19,178,118         242,538,369          9,485,721         135,846         271,338,054
- - ---------------------------------------------------------------------------------------------


$    54,449,958     $   244,808,670     $   16,435,010     $   111,580    $    315,805,218
=============================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.

        American Greetings Retirement Profit Sharing and Savings Plan

                        Notes to Financial Statements

                    Years Ended December 31, 1993 and 1992





A.    DESCRIPTION OF THE PLAN

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement, copies of which are available from the Administrative Committee, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time employees of American Greetings Corporation (the Corporation) and domestic subsidiaries who are not covered under another defined contribution or defined benefit plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Corporation contributes 8% of its consolidated domestic pretax profits, excluding dividends and gains and losses from capital asset and foreign currency transactions, to the Plan. Additional amounts may be contributed at the option of the Corporation's Board of Directors.

Additionally, participants may contribute 2% to 15% of pretax annual compensation, as defined in the Plan. The Corporation may restrict individual deferrals below 15% in order to meet certain governmental limitations. Prior to August 1993, participant contributions were limited to 8% of pretax annual compensation. The Corporation contributes 25% of the first 6% of annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain financial goals. Such contributions are invested in accordance with the participants' investment elections.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's 401(k) contributions and allocations of the Corporation's profit sharing contribution and 401(k) match, and Plan earnings; allocations are based on participant compensation, participant elections, and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Each participant is fully vested.

INVESTMENT OPTIONS

Participants direct the investment of their account, together with their share of the Corporation's annual contribution, in the Common Fund, the Fixed Income Fund, the Company Stock Fund, or allocated among the three Funds in 10% multiples.

        American Greetings Retirement Profit Sharing and Savings Plan

A.    DESCRIPTION OF THE PLAN--CONTINUED

PAYMENT OF BENEFITS

At the time of a participant's retirement or termination of service the participant may elect to purchase an annuity contract, receive a lump sum payment or be paid in installments. At December 31, 1993, $78,763,119 of the Plan's assets represent accounts of individuals who have retired or terminated employment with the Corporation and do not participate in the Corporation's contribution to the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination. Benefit payments within the Participant Loan Fund represent terminated employees' loan balances which are recognized as distributions at termination.

B.    SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting. All the funds of the Plan are accounted for by the Trustee, National City Bank of Cleveland. National City Bank is an investment advisor to the NCC Funds. The Plan invests a portion of its assets in the NCC Funds.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price.

The value of deposits with insurance companies represents contributions made to deposit contracts plus interest at the contract rate, less funds transferred to the Trustee to pay retirement benefits and the insurance companies' administrative expenses.

Audit and legal fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan.

Certain amounts from the 1992 financial statements have been reclassified to conform with the current year presentation.

        American Greetings Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements Continued





C.    INVESTMENTS

The fair value of individual investments that represented 5% or more of the fair value of Plan net assets are as follows:

                                                                                        1993                1992
                                                                                  -------------------------------------
                          Freddie Gold ("FGLD"), 6.5%, 30 year
                            TBA April 1994, due April 14, 2024                    $    23,077,734
                          Metropolitan Life Insurance Company,
                            May 22, 1995, 9.46%                                        20,635,480       $    18,852,074
                          NCC Money Market Portfolio                                                         24,336,250

During the years ended December 31, 1993 and 1992 the Plan's investments
(including investments bought, sold and held during the year) appreciated
(depreciated) in fair value as follows:

                                                                                             DECEMBER 31

                                                                                        1993                1992
                                                                                  -------------------------------------

                          INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED
                            MARKET PRICE
                          U.S. Government and agency securities                   $     5,536,112     $     3,374,990
                          Corporate obligations and other                              (2,941,014)         (2,358,920)
                          Preferred stocks                                                                    (25,934)
                          Common stocks                                                 5,429,489           5,880,316
                          Common stock of American
                          Greetings Corporation                                         8,737,445           2,867,027
                          Other                                                           265,579
                                                                                  -------------------------------------
                                                                                  $    17,027,611     $     9,737,479
                                                                                  =====================================



The Plan held 36,912 Class A shares and 1,076,344 Class B shares of American Greetings Corporation common stock at December 31, 1993 (36,912 and 550,744 at December 31, 1992, respectively, as restated for the two for one stock split on September 10, 1993). Class B shares are not publicly traded.


         American Greetings Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements Continued






D.    DEPOSITS WITH INSURANCE COMPANIES

At December 31, 1993 and 1992 the Plan had deposits with the following insurance companies:

                                                                               INTEREST             DECEMBER 31
                                    COMPANY                    MATURITY          RATE          1993             1992
                      --------------------------------------------------------------------------------------------------
                      Pacific Mutual Life Insurance
                        Company                         December 31, 1995    9.40%        $  13,011,481    $  11,893,492

                      CNA Insurance Company             May 25, 1996         9.85%           15,287,161       13,916,396

                      Confederation Life Insurance      May 10, 1993         9.26%                             7,487,053
                        Company                         May 5, 1994          9.81%            5,276,586        5,276,312
                                                        May 24, 1994         9.80%           10,498,699       10,496,010

                      Mutual Benefit Life Insurance
                        Company (MBL)                             *               *           1,668,606        1,668,606


                      Great West Mutual Life            May 11, 1994         9.52%            8,217,743        7,513,154
                      Assurance Company                 May 5, 1994          9.86%            5,276,608        5,267,418

                      Phoenix Mutual Life Insurance     May 11, 1993         9.20%                            14,952,531
                        Company                         May 25, 1994         9.83%            7,639,258        6,939,653

                      Metropolitan Life Insurance
                        Company                         May 22, 1995         9.46%           20,635,480       18,852,074
                                                                                          ------------------------------
                                                                                          $  87,511,622    $ 104,262,699
                                                                                          ==============================

* On July 16, 1991, the Superior Court of New Jersey entered an Order appointing the Commissioner of Insurance of the State of New Jersey as Rehabilitator of MBL. The Rehabilitator has been directed to conduct the business of MBL and to begin taking such steps appropriate toward moving the cause and conditions that have made rehabilitation necessary. Maturity date and interest rate are subject to the provisions of a Rehabilitation Program, which was adopted in April, 1994.

        American Greetings Retirement Profit Sharing and Savings Plan

E.    INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter indicating the Plan qualifies under Section 401(a) of the Internal Revenue Code and, therefore, is not subject to tax under present income tax laws. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

F.    SUBSEQUENT EVENTS

Effective March 1994, qualified employees of Magnivision, a wholly-owned subsidiary of the American Greetings Corporation (acquired in 1993), became eligible to participate in the Plan.

Effective July 1, 1994, the Plan's trustee and recordkeeper is expected to be The Vanguard Group of Investment Companies (Vanguard). Vanguard will replace National City Bank of Cleveland as trustee and Cammock & Cammock as recordkeeper. Also, the Plan will be revised to offer six investment options as opposed to the three currently offered.

                                                     American Greetings Corporation
                                                Employees' Retirement Profit Sharing Plan
                                                            EIN:  34-0065325

                                        Item 27a--Schedule of Assets Held for Investment Purposes

                                                       Year Ended December 31, 1993


             Col. (b)                                        Col. (c)                          Col. (d)         Col. (e)

                                                  Description of Investment Including
Identity of Issue, Borrower, Lessor or          Maturity Date, Rate of Interest, Par or
           Similar Party                                   Maturity Value                       Cost          Current Value
- - -----------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT AND AGENCY SECURITIES
FGLD                                                  6.5%, 30 Year TBA April 94                3,946,250        $3,928,125
FGLD                                                  6.5%, 30 Year TBA April 94,              23,184,219        23,077,734
                                                        due 4-14-24
Collateralized Mtr. Oblig. Tr 9 Coll. Mtg.
    Oblig. Cl. C                                      7.75%, due 2-25-12                          418,409           415,827
Collateralized Mtg. Secs. Corp. Coll.
    Mtg. Oblig. Ser. S Cl. S-1                        Var. rate, due 10-1-17                    1,531,831         1,531,947
Collateralized Mtg. Secs. Corp. Coll.
    Mtg. Oblig. Ser. S Cl. S-1                        Var. rate, due 10-1-17                    3,282,496         3,282,743
Collateralized Mtg. Secs. Corp. Coll.
    Mtg. Oblig. Ser. 88- 16                           Cl. 16-B, 9.10%, due 2-27-18              2,546,842         2,544,889
Collateralized Mtg. Secs. Corp. Coll.
    Mtg. Oblig. 1991-9 Cl. F                          8.25%, due 6-20-18                          512,656           516,170
Federal Home Ln. Mtg. Corp. Multiclass                Mtg. Partn. CTFS Gtd. Ser. 1007
                                                        Cl. 1007G, var. rate due 10-15-20       3,043,125         3,045,000
Federal Home Ln. Mtg. Corp. Multiclass                Mtg. Partn. CTFS Gtd. Ser. 1078
                                                        Cl. 1078EA ,var. rate, due 2-15-17        600,469           600,936
Federal Home Ln. Mtg. Corp. Multiclass                Mtg. Partn. CTFS Gtd. Ser. 1110
                                                        Cl. 1110-F ,var. rate, due 5-15-05      7,227,871         7,237,972
Federal Home Ln. Mtg. Corp. Multiclass                Mtg. Partn. CTFS Gtd. Ser. 203 Cl.
                                                        203-A, var. rate, due 4-15-23           7,922,082         7,924,430
Federal Home Ln. Mtg. Corp. Multiclass                Mtg. Partn. CTFS Gtd. Ser. 1344
                                                        Cl. 1344F, 3.8125%, due 8-15-07         7,606,475         7,643,357
Federal Home Ln. Mtg. Corp. Multiclass                1341-FA Series 1341, 3.725%,
                                                         due 9-15-05                            8,569,063         8,614,155
Federal Home Ln. Mtg. Corp. Multiclass                Mtg. Partn. CTFS Gtd. Ser. 1377
                                                        Cl. 1377-F, var. rate, due                767,504           798,753
                                                        9-15-07
Federal Home Ln. Mtg. Corp. Multiclass                Ser. 1401 Cl. 1401-K, var. rate,
                                                        due 9-15-20                               348,031           351,584
Federal Home Ln. Mtg. Corp. Multiclass                Mtg. Partn. CTFS Gtd. Ser. 1443
                                                        Cl. 1443-K, var. rate, due 4-15-20        922,057           923,211
Federal Home Ln. Mtg. Corp. Multiclass                Partn. CTF Gtd. Ser. 50 Cl. 50-G ,
                                                        8.00%, due 6-15-20                      2,013,723         2,116,168
Federal Home Ln. Mtg. Corp. Multiclass                Mtg. Partn. CTFS Gtd. Ser. 95 Cl.
                                                        95-C, 9.00%, due 11-15-20                 346,103           342,461

                                                 American Greetings Corporation
                                           Employees' Retirement Profit Sharing Plan
                                                        EIN:  34-0065325

                            Item 27a--Schedule of Assets Held for Investment Purposes--Continued

            Col. (b)                                   Col. (c)                             Col. (d)          Col. (e)


Identity of Issue, Borrower, Lessor or       Description of Investment Including
          Similar Party                    Maturity Date, Rate of Interest, Par or
                                                     Maturity Value                             Cost        Current Value
- - ------------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT AND AGENCY SECURITIES--
  CONTINUED

Federal Natl. Mtg. Assn. Gtd. Remic Pass              Thru CTF Remic. Tr. 1990-126 Cl. 126-F,
                                                        var. rate, due 10-25-20                 1,013,438         1,013,130
Federal Natl. Mtg. Assn. Gtd. Remic Pass              Thru CTF Tr. 1991-46 Cl. F dated 5-25-91,
                                                        6.8125%, due 5-25-21                    1,333,551         1,316,141
Federal Natl. Mtg. Assn. Gtd. Remic Pass              Thru CTF Tr. 1991- 162 Cl. F, 9.95742%,
                                                        due 5-25-15                             1,912,315         1,912,315
Federal Natl. Mtg. Assn. Gtd. Remic Pass              Thru CTF Remic. Tr. 1992-G04 Cl.-FA, var.
                                                        rate, due 5-25-15                         188,615           188,615
Federal Natl. Mtg. Assn. Gtd. Remic Pass              Thru CTF Remic. Tr. 1992-39 Fltg. Rt.,
                                                        due 7-25-15                               790,678         1,244,798
Federal Natl. Mtg. Assn. Gtd. Remic Pass              Thru CTFS Remic. Tr. 1992-G28 Cl.-FA,
                                                        var. rate, 4.50%, due 5-25-07           3,082,271         2,674,136
Federal Natl. Mtg. Assn. Gtd. Remic Pass              Thru CTF Remic. Tr. 1992-G29 Cl.-S, var.
                                                        rate, due 7-25-22                         278,865           278,865
Federal Natl. Mtg. Assn. Gtd. Remic Pass              Thru CTF Remic. Tr. 1992-97 Cl.-FB, var.
                                                        rate, due 5-25-17                         205,321           205,415
Federal Natl. Mtg. Assn.                              1992-151 F CMO, 3.875%, due 8-25-07         537,883           541,535
Federal Natl. Mtg. Assn.                              1992-151 F CMO, 3.875%, due 8-25-07       8,035,876         8,355,111
Federal Natl. Mtg. Assn. Gtd. Remic Pass              Thru CTF Remic Tr. 1992-172 Cl. F, var.
                                                        rate, due 6-25-17                       9,988,162         9,978,723
Federal Natl. Mtg. Assn. Gtd. Remic Pass              Thru CTF Remic Tr. 1990-28 Cl. 28-T, 9%,
                                                        due 3-25-00                             2,003,490         2,003,490
Federal Natl. Mtg. Assn. Gtd. Pass                    Thru CTF Pool #057366, 7.75%,
                                                        due 10-1-02                             3,150,790         3,052,080
Federal Natl. Mtg. Assn. Gtd. Pass                    Thru CTF Pool #066264, 6.00%, due 7-1-04  1,024,448         1,183,145
Federal Natl. Mtg. Assn. Gtd. Pass                    Thru CTF Pool #190120, 8.50%, due 8-1-23
                                                                                                1,965,053         1,965,053
GNMA Gtd. Pass                                        Thru CTF Pool #352703 dated 7-1-93,
                                                        7.00%, due 7-15-23                        899,225           890,932
GNMA Gtd. Pass                                        Thru CTF Pool #05489, 9%, due 4-15-05       155,839           151,526
GNMA Gtd. Pass                                        Thru CTF Pool #23652, 9%, due 6-15-09       315,043           308,073
GNMA Gtd. Pass                                        Thru CTF Pool #23849, 9%, due 11-15-08      346,904           344,034
GNMA Gtd. Pass                                        Thru CTF Pool #24467, 8%, due 12-15-07      116,273           115,716
GNMA Gtd. Pass                                        Thru CTF Pool #24607, 9%, due 10-15-08      229,656           224,220

                                            American Greetings Corporation
                                        Employees' Retirement Profit Sharing Plan
                                                   EIN:  34-0065325

                        Item 27a--Schedule of Assets Held for Investment Purposes--Continued

               Col. (b)                                 Col. (c)                       Col. (d)        Col. (e)

                                             Description of Investment Including
Identity of Issue, Borrower, Lessor or     Maturity Date, Rate of Interest, Par or
           Similar Party                             Maturity Value                    Cost          Current Value
- - ------------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT AND AGENCY SECURITIES--
  CONTINUED

GNMA Gtd. Pass                            Thru CTF Pool #27249, 9%, due 12-15-08    115,667           112,999
GNMA Gtd. Pass                            Thru CTF Pool #27632, 9%, due 10-15-08    226,784           222,050
GNMA Gtd. Pass                            Thru CTF Pool #27755, 9%, due 11-15-08    321,037           315,477
GNMA Gtd. Pass                            Thru CTF Pool #27972, 9%, due 2-15- 09    213,457           207,823
GNMA Gtd. Pass                            Thru CTF Pool #29029, 9%, due 11-15-08    668,580           657,636
GNMA Gtd. Pass                            Thru CTF Pool #31498, 9%, due 4-15-09     333,026           322,068
GNMA Gtd. Pass                            Thru CTF Pool #32655, 9%, due 7-15-09     442,844           433,761
GNMA Gtd. Pass                            Thru CTF Pool #33497, 9%, due 7-15-09     350,765           347,234
GNMA Gtd. Pass                            Thru CTF Pool #139881, 9%, due 4-15-16    571,568           549,698
GNMA Gtd. Pass                            Thru CTF Pool #145725, 9%, due 5-15-16    301,952           293,682
GNMA Gtd. Pass                            Thru CTF Pool #154042, 9%, due 5-15-16    409,605           396,375
GNMA Gtd. Pass                            Thru CTF Pool #160143, 9%, due 5-15-16    184,618           177,702
GNMA Gtd. Pass                            Thru CTF Pool #160520, 9%, due 5-15-16    432,150           421,395
GNMA Gtd. Pass                            Thru CTF Pool #163861, 9% due 10-15-16    155,956           151,480
GNMA Gtd. Pass                            Thru CTF Pool #164500, 9%, due 6-15-16    214,923           213,645
GNMA Gtd. Pass                            Thru CTF Pool #165997, 9%, due 7- 15-16   193,372           186,994
GNMA Gtd. Pass                            Thru CTF Pool #166138, 9%, due 7-15-16    198,131           192,227
GNMA Gtd. Pass                            Thru CTF Pool #168812, 9%, due 7-15-16    635,036           630,370
GNMA Gtd. Pass                            Thru CTF Pool #169037, 9%, due 8-15-16    354,848           353,147
GNMA Gtd. Pass                            Thru CTF Pool #169619, 9%, due 8-15-16    225,327           220,505
GNMA Gtd. Pass                            Thru CTF Pool #169799, 9%, due 8-15-16    921,052           888,192
GNMA Gtd. Pass                            Thru CTF Pool #169833, 9%, due 9-15-16    203,714           197,773
GNMA Gtd. Pass                            Thru CTF Pool #171364, 9%, due 8-15-16    200,163           193,714
GNMA Gtd. Pass                            Thru CTF Pool #172908, 9%, due 9-15-16    242,666           235,612
GNMA Gtd. Pass                            Thru CTF Pool #173653, 9%, due 10-15-16   202,100           195,066
GNMA Gtd. Pass                            Thru CTF Pool #174501, 9%, due 9-15-16    955,529           929,716
GNMA Gtd. Pass                            Thru CTF Pool #177766, 8%, due 9-15-16    234,325           232,570
GNMA Gtd. Pass                            Thru CTF Pool #181749, 9%, due 4-15-17    220,327           217,908
GNMA Gtd. Pass                            Thru CTF Pool #183175, 9%, due 11-15-16   305,875           300,276
GNMA Gtd. Pass                            Thru CTF Pool #189256, 8%, due 4-15-17     54,183            53,632
GNMA Gtd. Pass                            Thru CTF Pool #190846, 9%, due 11-15-16   200,481           192,581
GNMA Gtd. Pass                            Thru CTF Pool #191465, 9%, due 1-15-17    209,737           202,297

                                         American Greetings Corporation
                                   Employees' Retirement Profit Sharing Plan
                                              EIN:  34-0065325

                    Item 27a--Schedule of Assets Held for Investment Purposes--Continued

                Col. (b)                                 Col. (c)                         Col. (d)          Col. (e)
                                            Description of Investment Including
Identity of Issue, Borrower, Lessor or    Maturity Date, Rate of Interest, Par or
           Similar Party                              Maturity Value                        Cost          Current Value
- - ----------------------------------------------------------------------------------------------------------------------------
GOVERNMENT AND AGENCY SECURITIES--
CONTINUED

GNMA Gtd. Pass                            Thru CTF Pool #192100, 8%, due 4-15-17        258,787           257,333
GNMA Gtd. Pass                            Thru CTF Pool #194653, 9%, due
                                            11-15-16                                    356,778           344,496
GNMA Gtd. Pass                            Thru CTF Pool #198718, 9% ,due 6-15-17        218,637           211,960
GNMA Gtd. Pass                            Thru CTF Pool #199154, 8%, due 4-15-17         51,042            50,605
GNMA Gtd. Pass                            Thru CTF Pool #200785, 8%, due 4-15-17        845,367           837,360
GNMA Gtd. Pass                            Thru CTF Pool #203796, 8%, due 5-15-17        272,710           270,836
GNMA Gtd. Pass                            Thru CTF Pool #208827, 8%, due 5-15-17        219,560           216,817
GNMA Gtd. Pass                            Thru CTF Pool #216402, 9%, due 8-15-17        204,443           198,075
GNMA Gtd. Pass                            Thru CTF Pool #217289, 9%, due 6-15-17        299,387           287,493
GNMA Gtd. Pass                            Thru CTF Pool #219727, 8%, due 5-15-17        665,334           662,057
GNMA Gtd. Pass                            Thru CTF Pool #318800, 8%, due 2-15-22        574,207           567,567
GNMA Gtd. Pass                            Thru CTF Pool #322266, 8%, due 1-15-22        317,554           312,092
United States Treasury Notes              6.25%, due 1-31-97                         12,571,875        12,551,280
United States Treasury Notes              Dated 11-30-92                              1,985,500         1,971,840
United States Treasury Notes              Dated 11-15-86, 7.25%, due 11- 15--96      12,894,375        12,858,721
United States Treasury Notes              Dated 1-16-90, 6.00%, due 1-15-97          13,173,750        13,136,281
                                                                                    -----------------------------
TOTAL GOVERNMENT AND AGENCY
  SECURITIES                                                                        167,772,006       167,822,933
                                                                                    =============================

                                         American Greetings Corporation
                                   Employees' Retirement Profit Sharing Plan
                                               EIN:  34-0065325

                      Item 27a--Schedule of Assets Held for Investment Purposes--Continued



               Col. (b)                                 Col. (c)                      Col. (d)        Col. (e)
                                            Description of Investment Including
Identity of Issue, Borrower, Lessor or    Maturity Date, Rate of Interest, Par or
           Similar Party                              Maturity Value                  Cost         Current Value
- - -----------------------------------------------------------------------------------------------------------------
PARTY-IN-INTEREST INVESTMENTS

CORPORATE STOCK COMMON
American Greetings Corp. Class A                   36,912 shares                 $    346,248     $  1,255,008
American Greetings Corp. Class B                1,076,344 shares                   19,405,219       36,595,696
                                                                                --------------------------------
                                                                                 $ 19,751,467     $ 37,850,704
                                                                                ================================
OBLIGATIONS DUE WITHIN ONE YEAR
NCC Money Market Portfolio                                                       $  4,501,246     $  4,501,246
NCC Funds Government Portfolio                                                      6,652,206        6,652,206
Federated Trust for U.S. Treasury                                                   1,620,994        1,620,994
                                                                                --------------------------------

                                                                                 $ 12,774,446     $ 12,774,446
                                                                                ================================


                                         American Greetings Corporation
                                   Employees' Retirement Profit Sharing Plan
                                               EIN:  34-0065325

                     Item 27a--Schedule of Assets Held for Investment Purposes--Continued


        Col. (b)                                        Col. (c)                     Col. (d)         Col. (e)
                                            Description of Investment Including
Identity of Issue, Borrower, Lessor or    Maturity Date, Rate of Interest, Par or
          Similar Party                            Maturity Value                      Cost         Current Value
- - --------------------------------------------------------------------------------------------------------------------
UNALLOCATED INSURANCE CONTRACTS
Mutual Benefit Life
  GA-4207                               Subject to rehabilitation program          $  1,668,606    $  1,668,606

Confederation Life
  GIC 61753                             9.81%, Matures 5-5-94                         5,276,586       5,276,586
  GIC 61789                             9.80%, Matures 5-24-94                       10,498,699      10,498,699
                                                                                  -------------------------------
                                                                                     15,775,285      15,775,285
Great West Life
  17091                                 9.86%, Matures 5-5-94                         5,276,608       5,276,608
  16971                                 9.52%, Matures 5-11-94                        8,217,743       8,217,743
                                                                                  -------------------------------
                                                                                     13,494,351      13,494,351
Phoenix Mutual
  PI 0126                               9.83%, Matures 5-24-94                        7,639,258       7,639,258

Pacific Mutual
  G-25755.02                            9.40%, Matures 12-31-95                      13,011,481      13,011,481

CNA Insurance Co.                       9.85%, Matures 5-25-96                       15,287,161      15,287,161

Metropolitan Life
  GAC 11727                             9.46%, Matures 5-22-95                       20,635,480      20,635,480
                                                                                  -------------------------------

TOTAL INSURANCE CONTRACT ASSETS                                                    $ 87,511,622    $ 87,511,622
                                                                                  ===============================

                                        American Greetings Corporation
                                  Employees' Retirement Profit Sharing Plan
                                             EIN:  34-0065325

                     Item 27a--Schedule of Assets Held for Investment Purposes--Continued


              Col. (b)                                Col. (c)                      Col. (d)         Col. (e)
Identity of Issue, Borrower, Lessor or   Description of Investment Including
          Similar Party                Maturity Date, Rate of Interest, Par or
                                                  Maturity Value                    Cost         Current Value
- - -----------------------------------------------------------------------------------------------------------------
CORPORATE STOCK--COMMON

ARI Network Services Inc.                          75,000 shares               $    532,500     $    281,250
Acclaim Entertainment                              37,500 shares                    509,375          796,875
Alza Corp.                                         23,600 shares                    885,042          666,700
American International Group Inc.                  16,900 shares                  1,054,607        1,482,975
Anadarko Pete Corp.                                 6,100 shares                    217,889          276,788
Analog Devices Inc.                                12,900 shares                    265,995          317,663
Applied Materials Inc.                             11,700 shares                    206,254          453,375
Bank Boston Corp.                                  55,000 shares                  1,129,265        1,265,000
Blockbuster Entertainment Corp.                     9,400 shares                    291,763          287,875
Burlington Northern Inc.                            5,300 shares                    293,277          306,738
Campbell Soup Co.                                   2,800 shares                    115,618          114,800
Caterpillar Inc.                                    4,300 shares                    381,976          382,700
Chase Manhattan Corp.                              10,400 shares                    354,475          352,300
Chemical Banking Corp.                             10,500 shares                    423,327          421,313
Chevron Corp.                                       6,100 shares                    475,397          531,463
Chrysler Corp.                                      8,800 shares                    354,317          468,600
Chubb Corp.                                        10,000 shares                    894,510          778,750
Cisco System Inc.                                 121,700 shares                    530,623        7,864,863
Citicorp                                           60,000 shares                  1,091,100        2,212,500
Coca-Cola Co.                                       9,700 shares                    393,161          432,863
Compaq Computer Corp.                               5,500 shares                    281,444          406,313
DSC Communications Corp.                            5,000 shares                    304,258          307,500
Dana Corp.                                          6,800 shares                    325,774          407,150
Dean Witter Discover & Co.                          8,900 shares                    339,342          308,163
Dresser Industries                                 13,400 shares                    322,672          278,050
Eastman Kodak Co.                                   5,800 shares                    358,667          326,250
Echlin Inc.                                        10,000 shares                    324,266          332,500
Elan Plc Adr                                        7,800 shares                    281,813          330,525
Electronic Arts                                    12,000 shares                    348,000          360,000
Enron Corp.                                         8,300 shares                    177,871          240,700
Equitable Cos. Inc.                                15,100 shares                    418,426          407,700
Federal Express Corp.                               5,200 shares                    358,121          368,550
First Chicago Corp.                                 7,300 shares                    255,074          315,725
First Interstate Bancorp.                           3,500 shares                    152,742          224,438
Fleet Financial Group Inc.                          8,500 shares                    271,898          283,688
Forest Labs Inc.                                   13,000 shares                    235,898          619,125





- - -7-

                                        American Greetings Corporation
                                  Employees' Retirement Profit Sharing Plan
                                             EIN:  34-0065325

                     Item--27a Schedule of Assets Held for Investment Purposes--Continued

              Col. (b)                                Col. (c)                      Col. (d)         Col. (e)
Identity of Issue, Borrower, Lessor or   Description of Investment Including
          Similar Party                Maturity Date, Rate of Interest, Par or
                                                  Maturity Value                    Cost         Current Value
- - -----------------------------------------------------------------------------------------------------------------
CORPORATE STOCK--COMMON--
  CONTINUED

GC Companies Inc.                          1,430 shares                         $    45,242      $    49,514
General Electric Co.                       7,800 shares                             779,954          818,025
General Motors Corp.                      10,100 shares                             445,323          554,238
General Motors Corp. Class E              10,600 shares                             332,596          310,050
Harcourt General Inc.                     14,300 shares                             430,993          518,375
Hercules Inc.                              2,700 shares                             197,066          306,450
Home Depot Inc.                           35,000 shares                           1,453,065        1,382,500
ITT Corp. Cap.                             3,700 shares                             276,593          337,625
Imcera Group Inc.                          7,800 shares                             275,796          262,275
Intel Corp.                                6,900 shares                             335,056          427,800
International Game Technology              8,600 shares                             185,084          253,700
Intuit                                     4,500 shares                             200,957          191,813
Johnson & Johnson                          6,600 shares                             296,866          296,175
Kerr McGee Corp.                           6,500 shares                             290,627          294,125
Learning Co.                              27,000 shares                             568,620          408,375
Leggett & Platt Inc.                       8,500 shares                             311,254          425,000
Lincoln National Corp. Ind.                7,100 shares                             233,897          308,850
Lowes Companies Inc.                       8,000 shares                             198,021          476,000
MCN Corp.                                  8,100 shares                             249,504          281,475
MCI Communications Corp.                  16,900 shares                             471,089          477,425
Magna International Inc.                   7,000 shares                             195,777          348,250
Merck & Co. Inc.                          39,700 shares                           1,747,855        1,364,688
Microsoft Corp.                           13,850 shares                             505,422        1,116,656
Mobil Corp.                                6,900 shares                             454,632          545,963
Monsanto Co.                               3,000 shares                             216,192          220,125
Motorola Inc.                              5,200 shares                             308,813          479,700
Nationsbank Corp.                         22,000 shares                           1,031,730        1,078,000
Nextel Communications Inc.                53,000 shares                           2,075,511        1,974,250
Novell Inc.                               46,000 shares                             846,971          954,500
Oracle System Corp.                       10,100 shares                             133,308          290,375
Parametric Tech Corp.                     32,000 shares                             135,395        1,240,000
Paychex Inc.                               1,500 shares                              52,100           52,500
Penney J. C. Inc.                          9,000 shares                             458,278          473,625
Perrigo Co.                               10,000 shares                             310,636          342,500
Perseptive Biosystems Inc.                 8,000 shares                             144,000          230,000
Pfizer Inc.                               22,200 shares                           1,541,679        1,600,800

                                        American Greetings Corporation
                                  Employees' Retirement Profit Sharing Plan
                                             EIN:  34-0065325

                     Item 27a--Schedule of Assets Held for Investment Purposes--Continued

              Col. (b)                                Col. (c)                      Col. (d)         Col. (e)
                                          Description of Investment Including
Identity of Issue, Borrower, Lessor or  Maturity Date, Rate of Interest, Par or
          Similar Party                           Maturity Value                    Cost         Current Value
- - -----------------------------------------------------------------------------------------------------------------
CORPORATE STOCK--COMMON--
  CONTINUED

Pitney Bowes Inc.                          5,800 shares                        $    244,729     $    239,975
Premark Intl. Inc.                         4,800 shares                             284,653          385,200
Primerica Corp. Nev.                      10,400 shares                             378,315          404,300
Procter & Gamble Co.                       8,200 shares                             431,827          467,400
Promus Cos. Inc.                           9,300 shares                             224,780          425,475
QVC Network Inc.                           4,900 shares                             207,527          192,325
Raytheon Co.                               4,300 shares                             265,604          283,800
Rockwell International Corp.               9,900 shares                             350,602          367,538
Sears Roebuck & Co.                        9,900 shares                             440,646          523,463
Sensomatic Electric Corp.                  9,300 shares                             182,961          322,013
Shaw Industries Inc.                      12,600 shares                             214,586          321,300
Silicon Graphic Inc.                      13,800 shares                             302,200          341,550
Sonat Inc.                                11,300 shares                             330,989          326,288
Sprint Corp.                              12,500 shares                             386,323          434,375
Synopsys Inc.                             22,000 shares                             772,420          995,500
Sysco                                     10,600 shares                             315,339          310,050
TJX Cos. Inc.                             14,900 shares                             449,094          433,960
Tele Communications Inc.                  10,000 shares                             306,481          302,500
3 D Company                               10,000 shares                             280,000          220,000
Transamerica Corp.                         5,300 shares                             308,396          300,775
Trinity Industries Inc.                    8,700 shares                             207,213          375,188
United Health Care Corp.                   4,300 shares                             206,552          326,260
U.S. Healthcare Inc.                       5,850 shares                             229,331          337,100
Value Health Inc.                         20,000 shares                             609,375          630,000
Viacom Inc.                                4,100 shares                             186,071          183,988
Wellsfleet Communications Inc.            23,800 shares                           1,037,800        1,535,100
Wendys Intl. Inc.                         20,500 shares                             256,809          356,188
Whirlpool Corp.                            6,800 shares                             421,844          452,200
Williams Cos. Inc. Del.                    9,200 shares                             271,857          224,250
                                                                             ----------------------------------
TOTAL CORPORATE STOCK--COMMON                                                 $  42,996,963    $  57,921,551
                                                                             ==================================

                                        American Greetings Corporation
                                  Employees' Retirement Profit Sharing Plan
                                             EIN:  34-0065325

                     Item 27a--Schedule of Assets Held for Investment Purposes--Continued

              Col. (b)                                    Col. (c)                      Col. (d)      Col. (e)
                                            Description of Investment Including
Identity of Issue, Borrower, Lessor or    Maturity Date, Rate of Interest, Par or
          Similar Party                               Maturity Value                     Cost       Current Value
- - -----------------------------------------------------------------------------------------------------------------
CORPORATE BONDS

Case Equip. Ln. Tr. 93-A Asset Bk. Nt.
  Class A-2                                  4.40%, due 11-15-98                     $  1,672,121  $  1,672,121
Chase Manhattan Cr. Card Master Tr.
  1991-2 Asset Backed CTF dated
  9-17-91                                    7.65%, due 11-15-98                        1,579,219     1,573,590
PaineWebber CMO Tr. Ser. A                   Coll. Mtg. Oblig. Class A-1,
                                               floating rate, due 2-1-12                  418,336       416,067
PaineWebber CMO Tr. Ser. N                   Class N-4, floating rate, due 1-1- 19        301,364       301,737
Prudential Home Mtg. Secs. Co. Mtg.          Pass Thru CTF Ser. 1992-39 Class A-1,
                                               5.15%, due 11-25-07                        307,440       307,440
Ryland Acceptance Corp. Four                 Coll. Mtg. Bd. Ser. 39 Class 39- A,
                                               floating rate, due 2-20-17                 226,480       226,479
Ryland Acceptance Corp. Four                 Coll. Mtg. Bd. Ser. 71 Class 71- D,
                                               floating rate, due 2-1-13                  339,100       338,677
TMAC CNO Tr. 1986-2                          Coll. Mtg. Oblig. Class 2-A,
                                               floating rate, due 3-20-18               1,261,779       934,370
Thomson McKinnon Mtg. Asset Tr. Ser.         Five Coll. Mtg. Oblig. Class V-F,
                                               floating rate, due 1-20-14                 477,621       476,282
Westam Mtg. Finl. Corp.                      Mtg. Coll. Bd. Ser. C Class 3-A,
                                               floating rate, due 6-1-07                1,175,580     1,175,023
                                                                                     -----------------------------

TOTAL CORPORATE BONDS                                                                $  7,759,040  $  7,421,786
                                                                                     =============================

                                        American Greetings Corporation
                                  Employees' Retirement Profit Sharing Plan
                                             EIN:  34-0065325

                     Item 27a--Schedule of Assets Held for Investment Purposes--Continued

              Col. (b)                                Col. (c)                      Col. (d)         Col. (e)
                                         Description of Investment Including
Identity of Issue, Borrower,           Maturity Date, Rate of Interest, Par or
  Lessor or Similar Party                          Maturity Value                    Cost         Current Value
- - -----------------------------------------------------------------------------------------------------------------
OTHER INVESTMENTS

Put Option 40 contracts                Apr. 94, 6.5% FGLD, put to expire,
                                         3-31-94, strike price $97.78125         $ 27,500     $  31,200
Put Option 90 contracts                Apr. 94 , 6.5% FGLD, put to expire,
                                         3-31-94 ,strike price $97.78125           63,281        70,200
Put Option 120 contracts               Apr. 94 , 6.5% FGLD, put to expire,
                                         3-31-94 ,strike price $97.78125           82,500        93,600
Put Option 25 contracts                Apr. 94 , 6.3% FGLD, put to expire,
                                         3-31-94, strike price $97.78125           17,188        19,500
Call Option 25 contracts               Apr. 94, 6.5% FGLD, put to expire,
                                         3-31-94, strike price $97.78125          (17,188)      (13,250)
Call Option 90 contracts               Apr. 94 , 6.5% FGLD, put to expire,
                                         3-31-94, strike price $97.78125          (63,281)      (46,800)
Call Option 40 contracts               Apr. 94 , 6.5% FGLD, put to expire,
                                         3-31-94, strike price $97.78125          (27,500)      (21,200)
Call Option 120 contracts              Apr. 94 , 6.3% FGLD, put to expire,
                                         3-31-94, strike price $97.78125          (82,500)      (63,600)
                                                                             -------------------------------
TOTAL OTHER INVESTMENTS                                                          $      0     $  69,650
                                                                             ===============================

        American Greetings Retirement Profit Sharing and Savings Plan

                      Item 27d--Reportable Transactions

                         Year Ended December 31, 1993



SECTION A

Individual transactions which involve an amount in excess of 5% of the fair value of plan assets on January 1, 1993.



                                                                                                       Fair Value on
          Description             Purchase Price     Selling Price     Expenses      Cost of Asset    Transaction Date   Gain (Loss)
- - ------------------------------------------------------------------------------------------------------------------------------------
Bear Stearns Repurchase Agreement
 Dated 11-9-92, 3.375%, due 1-15-93                  $   15,000,000                 $   15,000,000    $     15,000,000

Salomon Repurchase Agreement
 Dated 12-7-92, 3.55%, due 1-4-93                        15,000,000                     15,000,000          15,000,000

Salomon Repurchase Agreement
 Dated 1-4-93, 3.20%, due 2-4-93                         15,000,000                     15,000,000          15,000,000

Bear Stearns Repurchase Agreement
 Dated 1-15-93, 3.125%, due 4-14-93                      15,000,000                     15,000,000          15,000,000

Salomon Repurchase Agreement
 Dated 2-4-93, 3.10%, due 3-5-93                         15,000,000                     15,000,000          15,000,000

Agency Mtg. Repurchase Agreement
 Dated 3-5-93, 3.80%, due 4-7-93                         15,000,000                     15,000,000          15,000,000

Salomon Repurchase Agreement
 3.10%, due 6-14-93                                      15,000,000                     15,000,000          15,000,000

Bear Stearns Repurchase Agreement
 3.08%, due 7-14-93                                      15,000,000                     15,000,000          15,000,000

Phoenix Mutual Group Pension Net Interest Rate
 9.20%, Mature 5-11-93, Contract #PI 0126                15,378,869                     15,378,869          15,378,869

NCC Funds Money Market Portfolio--Trust                  25,000,000                     25,000,000          25,000,000

NCC Funds Money Market Portfolio--Trust $23,313,228                                                         23,313,228

NCC Funds Money Market Portfolio--Trust                  30,186,625                     30,186,625          30,186,625

NCC Funds Money Market Portfolio--Trust                  30,186,625                     30,186,625          30,186,625


         American Greetings Retirement Profit Sharing and Savings Plan

SECTION A--CONTINUED


            Description                  Purchase Price    Selling Price    Expenses   Cost of Asset   Transaction Date   Gain(Loss)
- - ------------------------------------------------------------------------------------------------------------------------------------
NCC Funds Money Market Portfolio--Trust                    $ (30,186,625)              $ (30,186,625)   $  (30,186,625)

NCC Funds Money Market Portfolio--Trust   $   25,000,000                                                    25,000,000

NCC Funds Money Market Portfolio--Trust                       23,248,699                  23,248,699        23,248,699

NCC Funds Government Portfolio                30,001,551                                                    30,001,551

NCC Funds Government Portfolio                30,001,551                                                    30,001,551

NCC Funds Government Portfolio               (30,001,551)                                                  (30,001,551)

NCC Funds Government Portfolio                15,122,833                                                    15,122,833

NCC Funds Government Portfolio                                16,012,786                  16,012,786        16,012,786

GNMA, 7.0%, 30 Year TBA, due 9-16-23                          21,754,688                  21,308,438        21,754,688    $ 446,250

GNMA, 7.0%, 30 Year TBA, due 11-17-23                         17,361,250                  17,504,688        17,361,250     (143,438)

Federal National Mtg. Assn. Gtd. Remic.
 Pass Thru CT Remic. Trust 1992-172 CL-F,
 Var. Rt., due 6-25-17                        16,759,655                                                    16,759,655

Salomon Repurchase Agreement
 Dated 1-4-93, 3.20%, due 2-4-93              15,000,000                                                    15,000,000

Salomon Repurchase Agreement
 Dated 2-4-93, 3.10%, due 3-5-93              15,000,000                                                    15,000,000

Agency Mtg. Repurchase Agreement
 Dated 3-5-93, 3.80%, due 4-7-93              15,000,000                                                    15,000,000

Salomon Repurchase Agreement
 3.10%, due 6-14-93                           15,000,000                                                    15,000,000

United States Treasury Notes
 Dated 8-31-92, 4.25%, due 8-31-94            19,552,603                                                    19,552,603

                   American Greetings Retirement Profit Sharing and Savings Plan

                           Item 27d--Reportable Transactions--Continued




SECTION A--CONTINUED



                                                                                            Cost                            Gain
        Description                     Purchase Price     Selling Price     Expenses     of Asset     Transaction Date    (Loss)
- - ------------------------------------------------------------------------------------------------------------------------------------
Bear Stearns Repurchase Agreement
 Dated 1-15-93, 3.125%, due 4-14-93      $  15,000,000                                                   $  15,000,000

Bear Stearns Repurchase Agreement
3.08%, due 7-14-93                          15,000,000                                                      15,000,000

FNMA, 6.5%, 30 Year TBA, due 11-15-23                         $  14,967,188               $  15,103,125     14,967,188   $ (135,937)
 United States Treasury Notes

Dated 8-31-92, 4.25%, due 8-31-94                                21,141,722                  21,212,400     21,141,722      (70,678)

GNMA, 7.0%, TBA, due 8-17-23                                     21,377,344                  20,962,500     21,377,344      414,844

GNMA, 7.0%, 30 Year TBA, due 9-16-23        21,308,438                                                      21,308,438

GNMA, 7.0%, 30 Year TBA, due 11-17-23       21,623,438                                                      21,623,438

FGLD, 7.0%, 30 Year TBA                                          14,889,688                                 14,889,688   14,889,688

United States Treasury Notes
 Dated 5-15-86, 7.375%, due 5-15-96         22,786,641                                                      22,786,641

FNMA, 6.5%, 30 Year TBA, due 11-15-23       15,103,125                                                      15,103,125


        American Greetings Retirement Profit Sharing and Savings Plan

                 Item 27d--Reportable Transactions--Continued

                         Year Ended December 31, 1993



SECTION B

Transactions in a plan year concerning a series of the same issue which when sales and purchases are aggregated involve an amount in excess of 5% of the fair value of plan assets on January 1, 1993.


                                                   Purchases                Sales                      Total
                                             -----------------------------------------------------------------------         Gain
               Description                   No.         Amount        No.         Amount         No.         Amount        (Loss)
- - ----------------------------------           ------------------------------------------------------------------------     ---------
FHLMC Gold, 7.5%, TBA, February 93                                      2      $ 17,111,563        2    $  17,111,563     $ 180,625

FGLD TBA, 7.5%, 5-13-93                       2     $ 16,893,750        2        17,456,875        4       34,350,625       563,125

15 Year FHLMC Gold, 7.0%, MBS                 2        9,129,375        2         9,248,906        4       18,378,281       119,531

FNMA, 7.5%, TBA, May 93                       1        8,157,500        1         8,265,000        2       16,422,500       140,000

FNMA, 7.0%, TBA, June 93
 Maturity 6-15-23                             2       13,044,688        2        13,085,313        4       26,130,001        40,625

GNMA, 7.0%, 30 Year TBA, due 6-16-93          2       17,124,844        2        17,100,938        4       34,225,782       (23,906)

FNMA, 7.5%, 30 Year TBA, June 93              1        8,232,500        1         8,239,375        2       16,471,875         6,875

FNMA, 7%, TBA, due 9-14-23                    2       16,896,250        2        17,312,188        4       34,208,438       415,938

GNMA, 7%, TBA, due 8-17-23                    3       24,957,500        2        25,449,219        5       50,406,719       491,719

FNMA, 7.5%, 30 Year TBA, due 7-14-23          1        9,227,813        1         9,300,938        2       18,528,751        73,125

FGLD, 7.0%, 30 Year TBA, due 10-14-23         2       18,699,453        2        18,997,188        4       37,696,641    14,949,531

GNMA, 7.0%, 30 Year TBA, due 9-16-23          2       25,367,188        2        25,898,438        4       51,265,626       531,250

FNMA, 7.5%, 30 Year TBA, due 9-14-23          1        8,152,500        1         8,245,000        2       16,397,500        92,500

GNMA, 7.0%, 30 Year TBA, due 11-17-23         1       21,623,438        2        21,457,500        3       43,080,938      (165,938)

FGLD, 6.5%, 30 Year TBA, due 12-14-23         1       14,536,250        1        14,472,813        2       29,009,063        63,438

FGLD, 6.5%, 30 Year TBA, due 12-14-23         1        9,022,500        1         8,983,125        2       18,005,625       (39,375)

FNMA, 6.5%, 30 Year TBA, due 12-14-23         1       13,105,625        1        12,987,813        2       26,093,438      (117,813)

FNMA, 6.5%, 30 Year TBA, due 11-15-23         1       15,103,125        1        14,967,188        2       30,070,313      (135,937)


        American Greetings Retirement Profit Sharing and Savings Plan

                 Item 27d--Reportable Transactions--Continued


SECTION B - CONTINUED


                                                  Purchases                        Sales                        Total
                                           -----------------------------------------------------------------------------------------
                                                                                                                             Gain
        Description                          No.         Amount         No.         Amount         No.        Amount       (Loss)
- - ------------------------------------       -----------------------------------------------------------------------------------------
FGLD, 6.5%, 30 Year TBA, due 4-14-24          3      $  23,184,219                                  3      $  23,184,219

FGLD, 6.5%, 30 Year TBA, January 94           2         23,382,500      3        $  23,419,219      5         46,801,719    $ 36,719

Bear Stearns Repurchase Agreement
 Dated 11-9-92, 3.375%, due 1-15-93                                     1           15,000,000      1         15,000,000

Salomon Repurchase Agreement
 Dated 12-7-92, 3.55%, due 1-4-93                                       1           15,000,000      1         15,000,000

Salomon Repurchase Agreement
 Dated 1-4-93, 3.20%, due 2-4-93               1        15,000,000      1           15,000,000      2         30,000,000

Bear Stearns Repurchase Agreement
 Dated 1-15-93, 3.125%, due 4-14-93            1        15,000,000      1           15,000,000      2         30,000,000

Salomon Repurchase Agreement
 Dated 2-4-93, 3.10%, due 3-5-93               1        15,000,000      1           15,000,000      2         30,000,000

Merrill Lynch Repurchase Agreement
 Dated 2-12-93, 3.05%, due 3-11-93             1        10,000,000      1           10,000,000      2         20,000,000

Agency Mtg. Repurchase Agreement
 Dated 3-5-93, 3.08%, due 4-7-93               1        15,000,000      1           15,000,000      2         30,000,000

Merrill Lynch Repurchase Agreement
 3.05%, due 4-7-93                             1        10,750,000      1           10,750,000      2         21,500,000

Merrill Lynch Repurchase Agreement
 Dated 4-7-93, 3.05%, due 5-13-93              1        10,750,000      1           10,750,000      2         21,500,000

Salomon Repurchase Agreement
 3.10%, due 6-14-93                            1        15,000,000      1           15,000,000      2         30,000,000

Bear Stearns Repurchase Agreement
 3.08%, due 7-14-93                            1        15,000,000      1           15,000,000      2         30,000,000

Merrill Lynch Repurchase Agreement
 Dated 5-13-93, 3.0%, due 7-16-93              1        11,500,000      1           11,500,000      2         23,000,000


        American Greetings Retirement Profit Sharing and Savings Plan

                 Item 27d--Reportable Transactions--Continued





SECTION B--CONTINUED
                                                      Purchases               Sales                Total                 Gain
                                            ---------------------------------------------------------------------     ----------
              Description                         No.       Amount         No.      Amount     No.     Amount           (Loss)
- - ----------------------------------------    ---------------------------------------------------------------------     ----------
Federal Home Loan  Mtg. Corp. Multiclass
 Mtg. Partn. CTFS Gtd. Gold, 30 Yr. TBA,
 6.50%, due 10-14-23                                1     $ 14,588,359       1   $ 14,651,797   2   $ 29,240,156       $ 63,438

Federal Home Loan  Mtg. Corp. Multiclass
 Mtg. Partn. CTFS Gtd. Gold, 30 Yr. TBA,
 6.50%, due 10-14-23                                2       18,098,438       2     18,188,438   4     36,286,876         90,000

Federal National Mortgage TBA,
 7.50%, due 4-1-23                                  1        7,922,500       1      8,190,000    2    16,112,500        267,500

Federal Natl. Mtg. Assn. Gtd. Remic. Pass
 Thru CTF Remic Tr 1992-172 CL-F, Var. Rt.,
 due 6-25-17                                        1       16,759,655       6      6,770,941    7    23,530,596         (5,290)

Federal Home Loan  Mtg. Corp.,
 6.50%, due 9-20-08                                 1        8,095,000       1      8,162,500    2    16,257,500      8,162,500

Federal National  Mortgage Assn.,
 7.0%, due 9-14-23                                  1        8,949,375       1      9,264,375    2    18,213,750        315,000

Federal Home Loan  Mtg. Corp. Multiclass Mtg.
 Partn. CTF Gtd., 6.50%, due 12-14-23               1        9,022,500       1      8,983,125    2    18,005,625        (39,375)

Federal Natl. Mtg. Assn. Gtd. Mtg. Pass Thru CTF,
 6.50%, due 12-14-23                                1       13,105,625       1     12,987,813    2    26,093,438       (117,813)

Federal Home Loan  Mtg. Corp. Multiclass Mtg.
 Partn. CTF Gtd. Gold, TBA, 6.50%, due 1-15-24      1        8,955,000       1      8,969,063    2    17,924,063         14,063

United States Treasury Notes
 Dated 8-31-92, 4.25%, due 8-31-94                  2       21,212,400       1     21,141,722    3    42,354,122        (70,678)

United States Treasury Notes
 Dated 6-30-93, 5.125%, due 6-30-98                 4       16,827,720       3     16,595,266    7    33,422,986       (232,455)

United States Treasury Notes
 Dated 5-15-86, 7.375%, due 5-15-96                 1       22,786,641       5     22,779,750    6    45,566,391         (6,891)

                   American Greetings Retirement Profit Sharing and Savings Plan

                           Item 27d--Reportable Transactions--Continued





SECTION B--CONTINUED
                                                 Purchases                  Sales                   Total
                                          ---------------------------------------------------------------------------     Gain
               Description                No.         Amount       No.         Amount       No.         Amount           (Loss)
- - ----------------------------------------- ----------------------------------------------------------------------------  ----------
Phoenix Mutual Group Pension Net
  Interest Rate9.20%, Mature 5-11-93,
  Contract #PI 0126                          4      $   426,339      1     $  15,378,869       5      $   15,805,208

NCC Funds Money Market Portfolio--Trust     80       52,730,166    126        74,643,264     206         127,373,430

NCC Funds Money Market Portfolio--Trust    141       80,809,985    146        78,731,891     287         159,541,876

NCC Funds Government Portfolio             161       99,382,628     76        94,677,954     237         194,060,582

Federated Trust for U.S. Treasury
Obligations                                121       16,587,130    117        16,747,513     238          33,334,643


                 Consent of Independent Auditors
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-45673) pertaining to the American Greetings Retirement Profit Sharing and Savings Plan of our report dated June 17, 1994, with respect to the financial statements and schedules of the American Greetings Retirement Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.



                                    /S/ Ernst & Young
                                    ------------------------
                                    Ernst & Young



Cleveland, Ohio
June 24, 1994